UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTER ENDED DECEMBER 31, 2001

Commission File Number 333-37376

REDIFF.COM INDIA LIMITED
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Not Applicable
(Translation of Registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Mahalaxmi Engineering Estate,
1st Floor, L. J. First Cross Road
Mahim (West), Mumbai 400 016, India
+91-22-444-9144
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

Not applicable.

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

Unless the context otherwise requires, references herein to "us," "we," the "Company" or to "Rediff" are to Rediff.com India Limited, a limited liability company organized under the laws of the Republic of India, and its consolidated subsidiaries. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. All trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners. In this Quarterly Report, references to a particular "fiscal" or "financial" year are to Rediff's fiscal year ended March 31 of such year.

In this Quarterly Report, all references to "Indian rupees," "rupees" and "Rs." are to the legal currency of India and all references to "U.S. dollars," "dollars" and "US$" are to the legal currency of the United States.

In this Quarterly Report, any discrepancies between totals and the sums of the amounts are due to rounding.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS AND OTHER GENERAL RISKS, PLEASE SEE THE HEADING "RISK FACTORS" IN OUR QUARTERLY REPORT FOR THE QUARTER ENDED JUNE 30, 2001 FILED WITH THE SECURTIES AND EXCHANGE COMMISSION (THE "SEC") ON FORM 6-K AND THE OTHER REPORTS FILED WITH THE SEC FROM TIME TO TIME.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

We have included statements in this Quarterly Report which contain words or phrases such as "may", "will", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions, that are "forward-looking statements" and reflect our current expectations. We have made forward-looking statements with respect to the following, among others:

- our goals and strategies;
- our current trading and financial guidance on business outlook;
- our acquisitions and investments;
- the importance and expected growth of Internet technology;
- the pace of change in the Internet market;
- the demand for Internet services; and
- advertising demand and revenues.

Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to successfully implement our strategy, our ability to successfully integrate the businesses we have acquired with our business, demand for e-commerce and changes in the Internet marketplace, technological changes, investment income, cash flow projections and our exposure to market risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occur in the future. As a result, actual future gains, losses or impact on net interest income could materially differ from those that have been estimated.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to, general economic and political conditions in India and the United States, changes in the value of the rupee, foreign exchange rates, equity prices or other rates or prices and level of Internet penetration in India and globally, changes in domestic and foreign laws, regulations and taxes, changes in competition, and other factors beyond our control. For further discussion on the factors that could cause actual results to differ, see the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Quarterly Report or under "Risk Factors" contained in our Quarterly Report for the quarter ended June 30, 2001 filed with the SEC on Form 6-K and other reports filed with the SEC from time to time. In addition, readers should review the other information contained in this Quarterly Report and in the Company's periodic reports filed with the SEC from time to time. Rediff undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

Part I – FINANCIAL INFORMATION

Item 1.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and March 31, 2001

	As of December 31, 2001 (Unaudited)	As of March 31, 2001
Assets		
Current Assets		
Cash and cash equivalents	US$27,029,798	US$47,653,756
Inventories	1,809,578	942,911
Prepaid expenses and other current assets	2,879,450	1,918,929
Prepaid income taxes	511,274	239,416
Total current assets	32,230,100	50,755,012
Property, plant and equipment – net	4,699,652	5,220,931
Goodwill and intangible assets – net	14,299,944	7,081,887
Investments	-	3,284,916
Other assets	595,399	1,154,552
Total assets	**US$51,825,095**	**US$67,497,298**
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable and accrued liabilities	US$5,620,120	US$7,186,381
Other current liabilities	575,387	61,971
Total current liabilities	6,195,507	7,248,352
Commitments and contingencies (See note 7)	—	—
Shareholders' equity		
Equity shares: par value — Rs.5: Authorized: 20,000,000 shares Issued and outstanding: 12,795,200 shares	1,534,308	1,534,308
Additional paid in capital	76,902,065	76,902,065
Accumulated deficit	(28,501,361)	(14,928,071)
Cumulative translation adjustment	(4,305,424)	(3,259,356)
Total shareholders' equity	45,629,588	60,248,946
Total liabilities and shareholders' equity	**US$51,825,095**	**US$67,497,298**

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR EACH OF THE QUARTERS AND NINE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

	Quarters ended December 31,		Nine months ended December 31,	
	2001	2000	2001	2000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Revenues	US$ 6,260,385	US$ 1,747,144	US$ 18,090,858	US$ 4,089,278
Cost of revenues and goods sold	4,474,474	610,752	13,296,411	1,549,976
Gross profit	1,785,911	1,136,392	4,794,447	2,539,302
Operating expenses				
Sales and marketing	952,364	1,821,319	3,291,831	6,502,581
Product development	773,518	786,288	2,789,235	1,775,225
General and administrative	2,148,528	1,172,871	6,589,059	3,038,692
Restructuring costs (see note 3) and legal fees	-	-	848,398	-
Investments and goodwill written off (see notes 2 and 4)	-	-	6,577,756	-
Total operating expenses	3,874,410	3,780,478	20,096,279	11,316,498
Loss from operations	(2,088,499)	(2,644,086)	(15,301,832)	(8,777,196)
Other income, net	344,817	1,829,582	1,615,772	4,988,637
Loss before income taxes	(1,743,682)	(814,504)	(13,686,060)	(3,788,559)
Provision for income taxes	274,368	(6,250)	112,770	(14,594)
Net loss	US$ (1,469,314)	US$ (820,754)	US$ (13,573,290)	US$(3,803,153)
Weighted average number of equity shares-basic	12,795,200	12,795,200	12,795,200	12,075,927
Weighted average number of equity shares-diluted	12,795,200	12,807,682	12,795,200	12,280,091
Loss per share - basic and diluted	US$ (0.11)	US$ (0.06)	US$ (1.06)	US$ (0.31)
Loss per ADS (where 2 ADSs are equal to 1 equity share) – basic and diluted	US$ (0.06)	US$ (0.03)	US$ (0.53)	US$ (0.16)

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED) FOR EACH OF THE NINE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

	Equity Shares		Additional	Other		Total
	Number Of Shares	Amount	Paid in Capital	Comprehensive Income (Loss)	Accumulated Deficit	Shareholders' Equity
Balance as of April 1, 2000	10,150,200	US$ 1,236,913	US$ 19,945,342	US$ 103,119	US$ (8,563,555)	US$ 12,721,819
Issue of new ADSs, (where 2 ADSs are equal to 1 equity share), net of expenses	2,645,000	297,395	56,534,830			56,832,225
Net loss for the period					(3,803,153)	(3,803,153)
Other comprehensive income-translation adjustment				(3,560,574)		(3,560,574)
Balance as of December 31, 2000	12,795,200	US$1,534,308	US$76,480,172	US$(3,457,455)	US$(12,366,708)	US$ 62,190,317
Balance as of April 1, 2001	12,795,200	US$1,534,308	US$76,902,065	US$(3,259,356)	US$(14,928,071)	US$ 60,248,946
Net loss for the period					(13,573,290)	(13,573,290)
Other comprehensive income – translation adjustment				(1,046,068)		(1,046,068)
Balance as of December 31, 2001	12,795,200	US$1,534,308	US$76,902,065	US$(4,305,424)	US$(28,501,361)	US$ 45,629,588

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR EACH OF THE NINE MONTH PERIODS ENDED DECEMBER 31, 2001 AND 2000

	Nine months ended December 31,	
	2001 (Unaudited)	2000 (Unaudited)
Cash flows from operating activities		
Net cash used in operating activities	(6,638,854)	(3,277,851)
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(1,487,244)	(1,866,986)
Purchase consideration for acquisitions net of cash acquired on acquisition	(10,589,863)	(106,179)
Purchases of investments	-	(2,319,658)
Others	-	3,209
Net cash used in investing activities	(12,077,107)	(4,289,614)
Cash flows from financing activities		
Repayment of long term debt	(861,929)	-
Net proceeds from issue of ADSs		56,832,225
Net cash used in financing activities	(861,929)	56,832,225
Effect of exchange rate changes on cash	(1,046,068)	(3,560,574)
Net (decrease) increase in cash and cash equivalents	(20,623,958)	45,704,186
Cash and cash equivalents at the beginning of the year	47,653,756	11,575,827
Cash and cash equivalents at the end of the year	US$ 27,029,798	US$ 57,280,013
Supplemental disclosure of cash flow information:		
U.S. Federal income taxes paid	US$ -	US$ 3,900
Supplemental disclosure of non-cash activity:		
Conversion of optionally convertible preference shares into equity shares	US$ -	US$ 65,118

See accompanying notes to condensed consolidated financial statements

REDIFF.COM INDIA LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

These condensed consolidated financial statements should be read in conjunction with our annual report for March 31, 2001 filed with the SEC on Form 20-F.

1. Changes in significant accounting policies

Goodwill and intangible assets

The Company capitalizes the cost of purchased goodwill and other intangibles.

Until March 31, 2001, the Company amortized the cost of such goodwill and intangibles using the straight line method over their estimated useful lives, ranging from three to seven years for goodwill and generally not exceeding three years for intangibles.

With effect from April 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", and ceased to amortize the remaining cost at March 31, 2001 of goodwill and intangibles that do not have a finite life. Instead, in accordance with the two-step methodology required by SFAS No. 142, the Company tests unamortized balances for goodwill and intangible assets that do not have a finite life for impairment annually, on March 31 or earlier upon the occurrence of a triggering event.

The adoption of SFAS No. 142 resulted in an increase in net loss of US$2,067,155 for the nine months ended December 31, 2001 (Also see Note 4).

2. Investments

Investments are comprised of:

	As of December 31, 2001		As of March 31, 2001	
Equity shares, at cost less diminution.......................................	US$	-	US$	3,284,916
	US$	-	US$	3,284,916

The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dotcom companies had in the previous quarter caused the Company to re-examine whether the values of its Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, the Company concluded that such investments had suffered permanent impairment. Accordingly, during the previous quarter, the Company wrote off the value of its investments and recorded an impairment expense of US$3,205,870.

3. Restructuring

Following the acquisition of India Abroad Publications Inc. ("India Abroad") on April 27, 2001, the Company initiated a process of integrating the operations of Rediff.com, Inc. (formerly thinkindia.com or "thinkindia"), a Delaware corporation, with those of India Abroad, including relocating thinkindia's operations from California to New York. As of December 31, 2001 the Company had provided US$598,398 for restructuring expenses in accordance with SAB 100 and EITF 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

4. Goodwill and intangible assets

Goodwill and intangible assets are as follows:

	As of December 31, 2001		As of March 31, 2001	
Goodwill :				
on acquisition	US$	17,821,458	US$	7,112,263
Adjustments to Purchase Price and its allocation		(147,535)		-
Accumulated amortization / Written off		(3,422,864)		(106,356)
Goodwill, net		14,251,059		7,005,907
Intangible assets, acquired (with finite life)	US$	101,306	US$	101,306
Accumulated amortization		(52,421)		(25,326)
Intangible assets, net		48,885		75,980
Goodwill and intangible assets, net	US$	14,299,944	US$	7,081,887

Following the triggering event of the restructuring described in note 3 above, the Company re-evaluated the goodwill that arose on thinkindia's acquisition for impairment. Based on the application of SFAS No. 142, management concluded that goodwill relating to thinkindia was impaired and accordingly, during the previous quarter, wrote off the unamortized balance outstanding at September 30, 2001 of US$3,316,508 as an expense.

5. Related Party Transactions

The Company's principal related parties are its founder shareholders and companies that the founder shareholders control. The Company enters into transactions with such related parties in the normal course of business.

Included in the determination of net loss are the following significant transactions with related parties:

	Quarters ended December 31, 2001		Quarters ended December 31, 2000		Nine Months ended December 31, 2001		Nine Months ended December 31, 2000	
Operating lease rent expense	US$	2,280	US$	1,000	US$	6947	US$	9,424
Advertising expense	US$	501	US$	853,365	US$	112,313	US$	4,367,119

Balances with related parties include:

	As of December 31, 2001		As of March 31, 2001	
Payable for operating expenses	US$	12,737	US$	1,104,675
Loans to officers	US$	43,967	US$	88,016

6. Segments

During the year ended March 31, 2001, the Company operated mainly in two segments, media services and merchandizing services. In March 2001, following its acquisition of Value Communications Corporation ("ValuCom"), the Company introduced communication services as a third segment. On April 27, 2001, the Company acquired India Abroad, and revenues from advertising and subscription activities related to the "India Abroad Publication" have been included in the media services segment for the nine months ended December 31, 2001. The Company, during the quarter ended December 31, 2001, introduced a subscription-based e-mail service and collected subscription revenues from customers who applied for such service. Although currently reported as a component of media services, as the subscription activities of the Company develop to a "Reportable Segment" in terms of SFAS No.131-"Disclosures about Segments of an Enterprise and Related Information", separate segmental information will be provided. The merchandizing services segment primarily consists of e-commerce related purchase and sale of products and services upto June 30, 2000. With effect from July 1, 2000, activities under this segment primarily relate to the services provided by the Company to vendors hosting product information on the Company's website, where the Company earns a net margin on such transactions, and other e-commerce related activities. Communication services consist of Internet based marketing of prepaid long distance call service.

Summarized segment information for the quarters and nine months ended December 31, 2001 and 2000 are as follows:

	Nine months ended December 31,					Quarters ended December 31,				
	2001			2000		2001			2000	
	Media Services	Merchandizing Services	Communication Services	Media Services	Merchandizing Services	Media Services	Merchandizing Services	Communication Services	Media Services	Merchandizing Services
Revenues from External Customers										
Advertising	US$ 4,795,534			US$ 3,294,164		US$ 1,696,281			US$ 1,478,406	
Services	115,117			352,281		56,447			104,230	
Subscription	671,266			-		268,460			-	
	US$ 5,581,917	US$ 258,020	US$ 12,250,921	US$ 3,646,445	US$ 442,833	US$ 2,021,188	US$ 89,934	US$ 4,149,263	US$ 1,582,636	US$ 164,508
Inter Segment Revenues										
Advertising	1,202,042	-	-	-	-	1,160,659	-	-	-	-
	US$ 6,783,959	US$ 258,020	US$ 12,250,921	US$ 3,646,445	US$ 442,833	US$ 3,181,847	US$ 89,934	US$ 4,149,263	US$ 1,582,636	US$ 164,508
Cost of revenues and goods sold	3,935,918	94,791	9,265,702	1,364,872	185,104	1,309,194	42,766	3,122,514	593,307	17,445
Gross profit	2,848,041	163,229	2,985,219	2,281,573	257,729	1,872,653	47,168	1,026,749	989,329	147,063
Operating expenses :										
Sales and marketing										
- Third party	1,880,069	126,158	1,285,604	3,873,303	2,629,278	501,263	35,058	416,043	1,175,690	645,629
- Inter Segment	-	-	1,202,042	-	-	-	-	1,160,659	-	-
Product development	2,352,426	320,013	116,796	1,453,754	321,471	627,650	101,293	44,575	705,721	80,567
General and administrative	5,461,043	577,250	550,766	2,401,477	637,215	1,783,632	208,600	156,296	983,819	189,052
Restructuring costs and legal fees	826,798	21,600	-	-	-	-	-	-	-	-
Investments & goodwill written off	6,577,756	-	-	-	-	-	-	-	-	-
Total	17,098,092	1,045,021	3,155,208	7,728,534	3,587,964	2,912,545	344,951	1,777,573	2,865,230	915,248
Operating profit/(loss)	US$ (14,250,051)	US$ (881,792)	US$ (169,989)	US$ (5,446,961)	US$ (3,330,235)	US$ (1,039,892)	US$ (297,783)	US$ (750,824)	US$ (1,875,901)	US$ (768,185)
Segmental total assets	US$ 41,156,935	US$ 4,151,574	US$ 6,516,586	US$ 60,233,106	US$ 6,404,792	US$ 41,156,935	US$ 4,151,574	US$ 6,516,586	US$ 60,233,106	US$ 6,404,792

7. Commitments and contingencies

On April 16, 2001, the Company, four of its officers and directors, and a group of investment banks that acted as underwriters in the Company's June 2000 initial public offering (the "IPO") and listing of ADSs were named as defendants in the legal action of *Khanna v. Rediff.com India Ltd. et al.*, a class action lawsuit filed in the United States District Court for the Southern District of New York. Plaintiffs in *Khanna* allege that the Company's registration statement filed with the SEC contained misleading statements and omissions in violation of the U.S. Securities Act of 1933, as amended ("Securities Act"), the U.S. Securities Exchange Act of 1934, as amended ("Exchange Act") and SEC Rule 10b-5. The plaintiff class in this lawsuit has been defined as all persons who purchased American Depositary Shares ("ADSs") from the time of the IPO through April 14, 2001 and seeks unspecified damages. Subsequent to the filing of the Khanna action, several other actions have been filed against the Company and the other defendants propounding substantially the same allegations.

On May 11, 2001, the Company received from the firms that served as underwriters in the IPO a demand for indemnification of the underwriters' legal fees and liabilities. The Company's board of directors also has resolved to indemnify its officers and directors named as defendants against their legal fees and liabilities, to the extent permitted under Indian law.

On June 5, 2001, twenty-four companies, including the Company, who had issued securities to the public in their initial public offerings, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the lawsuit of *Shives v. Bank of America Securities, LLC et al.*, a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named, as defendants in this lawsuit were four of the Company's officers and directors. The plaintiffs in *Shives* allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs allege claims pursuant to the U.S. Sherman Antitrust Act, the Clayton Antitrust Act and the Securities Act against the underwriter defendants. The plaintiffs further allege that the defendants, including the Company and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

The Company believes that the allegations in the *Khanna* action and its related cases, and in the *Shives* action are without merit and intends to defend the lawsuits vigorously. The Company is not able at this point to predict the course or the outcome of the litigation. In the event the class action law suits result in substantial judgments against the Company and the Company's Directors and Officers Liability insurance coverage proves inadequate, the said judgments could have a severe material effect on the Company's financial position and its results of operations.

On November 16, 2001, ValuCom was named defendant in a lawsuit filed by Sonnenschein Nath & Rossenthal ("SNR"). Also named as defendants in this lawsuit were the previous shareholders of ValuCom, namely, Arvind J. Singh, Neeta Singh, Sandeep Shrivastava and Richa Shrivastava (collectively, the "Previous Shareholders", and together with ValuCom, the "Defendants"). SNR has filed the lawsuit against the Defendants for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR's representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant to the Stock Purchase Agreement, dated March 21, 2001, by and among Rediff, ValuCom, the Previous Shareholders and Arvind J. Singh acting as the Shareholder Representative (the "Stock Purchase Agreement"). SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys' fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the Defendants' motion to strike prayers for relief for recovery of attorneys' fees and costs, denied Defendants' motion to dismiss the complaint for breach of contract and unjust enrichment. The matter is scheduled for hearing in early April this year. On behalf of ValuCom, Rediff has served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

In connection with the Company's acquisition of ValuCom, on March 23, 2001, the Company received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that the Company has failed to implement a stock option conversion plan allegedly required by the acquisition documents. The Company is currently in discussions with the representative of the selling shareholders in respect of such notice and as of the date hereof, the Company is not aware of any legal proceedings having been instituted against the Company by the complainants.

In connection with the Company's acquisition of India Abroad in April 2001, the Company has been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. The Company disputes this assertion and has offered the claimant approximately US$50,000 for his shares. The Company does not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against the Company if the matter is not resolved.

In August 2000, an action was commenced against India Abroad alleging the breach of a publication and distribution contract. The plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. The plaintiff has sought damages, declaratory relief, costs and attorneys' fees. In December 2001, India Abroad received a jury verdict in its favor. The jury rejected the plaintiff's claims in entirety and awarded India Abroad approximately US$280,000 on its counterclaims. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India Abroad on April 27, 2001, the Company escrowed a portion of the purchase price as a reserve against this litigation. The Company believes that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on the business of the Company.

Indian Music Industry ("IMI"), an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that the Company was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because the Company, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against three of the Company's directors. The warrants as against two of the Company's directors were promptly cancelled and the warrant against one director was stayed. The Company is continuing to investigate the underlying facts of the complaint.

The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

The Company is party to employment agreements with certain executives, which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Item 2.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and operating results should be read in conjunction with the financial statements and the related notes included elsewhere in this Quarterly Report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this Quarterly Report and in the "Risk Factors" section of the Quarterly Report for the quarter ended June 30, 2001 filed with the SEC on Form 6-K and other reports filed with the SEC from time to time.

Acquisition of India Abroad

On April 27, 2001, we completed the acquisition of substantially all of the outstanding voting shares of India Abroad, a New York-based company publishing a weekly newspaper focusing primarily on Indians in the United States for a net consideration of US$10.0 million, excluding costs of acquisition. As a result of this acquisition, we have also indirectly acquired a majority interest in certain wholly owned subsidiaries of India Abroad, which are located in the U.S., Canada and India.

Pursuant to the terms of the stock purchase agreement (as amended), at closing we paid approximately US$10.0 million to the shareholders of India Abroad, net of approximately US$1.1 million relating to certain assets that are not being acquired by the Company. Of the net consideration paid to the shareholders of India Abroad, we placed US$2.0 million in an escrow account to satisfy contingent liabilities. This transaction has been accounted for by the purchase method, and has resulted in creation of goodwill of approximately US$10.5 million.

Following the acquisition of India Abroad on April 27, 2001, the Company initiated a process of integrating the operations of thinkindia with those of India Abroad. This restructuring included relocating thinkindia's operations from California to New York. As of December 31, 2001 the Company had provided US$598,398 for restructuring expenses in accordance with SAB 100 and EITF 94-3, primarily consisting of lease termination costs, expenses for relocation of equipment and staff, and severance payments.

Changes in the nature of our revenues

The following is a brief description of changes in our revenue sources for the quarter and nine months ended December 31, 2001:

Media Services. As a result of our acquisition of India Abroad on April 27, 2001, we have during the current year also derived revenues from providing offline news services to subscribers in the United States. Such revenues arise from consumer subscriptions to and advertisements placed in our offline publication "India Abroad". During the quarter and nine months ended December 31, 2001 subscription revenues which have resulted solely from the Company's acquisition of India Abroad aggregated US$0.27 million and US$0.67 million, respectively, which is approximately 4% of the total revenues of the Company during those periods. Although currently reported as a portion of media services, as the subscription activities of the Company develop to a "Reportable Segment" in terms of SAFS No. 131 "Disclosures about Segments of an Enterprise and Related Information", separate segmental information will be provided.

Advertising revenues from India Abroad are recognized at the time of publication of the related advertisement. Subscription income is deferred and recognized pro rata as fulfilled over the terms of such subscription.

Changes in the nature of our expenses

Our cost of revenues and goods sold primarily represents the cost of PINS purchased from companies, for providing communication services and also includes employee compensation of staff that are directly involved or related to the production of services, fees paid to third party content providers, outward freight expenses on e-commerce sales

Write-offs of Investments and Goodwill

The market environment, including general conditions affecting the technology industry together with the downturn in valuations of dotcom companies had in the previous quarter caused the Company to re-examine whether the values of its Internet investments were appropriate. After reviewing key financial indicators for such investments, which were unlisted and illiquid, the Company concluded that such investments had suffered permanent impairment. Accordingly, during the previous quarter, the Company wrote off the value of its investments and recorded an impairment expense of US$3,205,870.

Following the triggering event of the restructuring described in note 3 of Notes to Condensed Consolidated Financial Statements, the Company re-evaluated the goodwill that arose on thinkindia's acquisition for impairment. Based on the application of SFAS No. 142, management concluded that goodwill relating to thinkindia was impaired and accordingly, during the previous quarter, wrote off the unamortized balance outstanding at September 30, 2001 of US$3,316,508 as an expense.

Quarterly Results of Operations

The following table presents our operating results for the quarters ended December 31, 2001 and 2000. Financial figures for the quarter ended December 31, 2001 include the operating results of our acquisitions, Rediff.com, Inc. (formerly thinkindia), ValuCom and India Abroad. The operating results set forth below should be read together with our financial statements and the notes appearing elsewhere in this report. These operating results do not necessarily indicate what our results of operations will be in any future period. Accordingly, we believe that quarter to quarter comparisons of our operating results are not necessarily meaningful and are not a good indication of our future performance.

CONDENSED STATEMENT OF OPERATIONS DATA:

	Quarters Ended	
	December 31, 2001	December 31, 2000
Revenues:		
Media services	US$ 2,021,188	US$ 1,582,636
Merchandizing	89,934	164,508
Communication Services	4,149,263	-
Total Revenues	6,260,385	1,747,144
Cost of revenues and goods sold	4,474,474	610,752
Gross profit	1,785,911	1,136,392
Operating expenses:		
Sales and marketing expenses	952,364	1,821,319
Product development expenses	773,518	786,288
General and administrative expenses	2,148,528	1,172,871
Total operating expenses	3,874,410	3,780,478
Operating loss	US$ (2,088,499)	US$ (2,644,086)

Operating Results

Total revenue for the quarter ended December 31, 2001 was US$6,260,000 as compared to US$1,747,000 for the quarter ended December 31, 2000. This represents an increase of US$4,513,000 or 258%. Financial figures for the quarter ended December 31, 2001 include the operating results of our acquisitions, Rediff.com, Inc. (formerly thinkindia), ValuCom and India Abroad.

Media services revenues (including revenue from subscription). We recognized US$2,021,000 in media services revenues for the quarter ended December 31, 2001 as compared to US$1,583,000 for the quarter ended December 31, 2000, representing an increase of US$438,000 or 28%. Media services revenues for the quarter ended December 31, 2001 includes US$639,000 from on line media services compared to US$1,583,000 for the quarter ended December 31, 2000, representing a decrease of US$944,000. The above decrease in on line media services revenues consists of a decrease of US$896,000 or 61% in banner and sponsorship revenue and a decrease of US$48,000 or 46% in revenues from web development services. The decrease in banner and sponsorship revenues was attributable to the slowdown of the economy.

As a result of the acquisition of India Abroad, completed on April 27, 2001, we recognized US$1,114,000 as media revenue and US$268,000 as subscription revenue for the quarter ended December 31, 2001.

Communications services revenues. As a result of the acquisition of ValuCom completed on March 23, 2001, we recognized US$4,149,000 in communications revenues for quarter ended December 31, 2001, compared to nil in the quarter ended December 31, 2000.

Merchandizing services revenues. We recognized US$90,000 in merchandizing revenues for the quarter ended December 31, 2001 as compared to US$165,000 for the quarter ended December 31, 2000, representing a decrease of US$75,000. The total decrease in merchandizing revenues was because of a US$81,000 decrease due to lower number of premium store sign ups, which was partially offset by an increase in transaction revenue of US$6,000.

Cost of revenues and goods sold. Total cost of revenues and goods sold for the quarter ended December 31, 2001 was US$4,474,000 compared to US$611,000 for the quarter ended December 31, 2000. This represents an increase of US$3,863,000. This increase in the total cost of revenue and goods sold for the quarter ended December 31, 2001, is largely explained by the cost of PINS purchased for our communication services for the first time of US$3,015,000, an increase in the content costs (including staff and third party editorial cost) of US$147,000, US$318,000 for paper and printing and US$198,000 for delivery/circulation cost primarily due to expenses for India Abroad.

Sales and marketing expenses. Sales and marketing expenses were US$952,000 for the quarter ended December 31, 2001 compared to US$1,821,000 for the quarter ended December 31, 2000, representing a decrease of US$869,000. This total decrease was because of a US$1,320,000 decrease in advertising, market research expenses and business promotion expenses as we implemented cost reductions, which was partially offset by a US$35,000 increase in traveling cost and a US$366,000 increase in staff costs for sales and marketing. The increase in staff cost was primarily because of an increase in the number of employees as result of our acquisitions of Rediff.com, Inc. (formerly thinkindia), ValuCom and India Abroad.

Product development expenses. Product development expenses were US$774,000 for the quarter ended December 31, 2001 compared to US$786,000 for the quarter ended December 31, 2000, representing a decrease of US$12,000. The above decrease was because of US$200,000 decrease in software usage charges and US$68,000 decrease in traveling costs, which was partially offset by US$67,000 increase in staff costs, US$28,000 increase in amortization of web services and a US$39,000 increase in Internet communication charges, necessititated due to increased traffic/users. Product development expenses also include a one time charge off of US$108,000 on account of website development costs, representing the software written off as it was no longer in use.

General and administrative expenses. General and administrative expenses were US$2,149,000 for the quarter ended December 31, 2001 compared to US$1,173,000 for the quarter ended December 31, 2000, representing an increase of US$976,000. Of this increase US$742,000 was due to increase in general and administration expenses, resulting from our new acquisitions. Depreciation charges increased by US$265,000, as a result of capital expenditure made to meet increased traffic/users. The above increase was partially offset by a US$50,000 decrease in provision for doubtful debts.

Other income. Other income was US$345,000 for the quarter ended December 31, 2001, compared to US$1,830,000 for the quarter ended December 31, 2000, representing a decrease of US$1,485,000. Interest income for the quarter ended December 31, 2001 was US$155,000 compared to US$1,060,000 for the quarter ended December 31, 2000. The decrease in interest was due to lower deposits and lower interest rates. Foreign exchange gains for the quarter ended December 31, 2001 were US$180,000 compared to US$769,000 for the quarter ended December 31, 2000. The decrease in foreign exchange gain was due to lower period end dollar balances and lower depreciation in Indian rupee.

Net loss. As a result of the above changes, the net loss was US$1,469,000 for the quarter ended December 31, 2001, compared to a net loss of US$821,000 for the quarter ended December 31, 2000.

Liquidity and Capital Expenditures

From our inception on January 9, 1996, through the date of this Quarterly Report, we have financed our operations primarily from the private sale of equity securities, sale of ADSs and cash received from media services, merchandizing, and communication services. During the quarter ended June 30, 2000, we received approximately US$57 million, in net proceeds from the sale of ADSs and equity shares.

As of December 31, 2001, our cash and cash equivalents balance stood at US$27,030,000 representing a decrease of US$20,624,000 over the balance of US$47,654,000 as of March 31, 2001.

As per our condensed consolidated cash flow statement for the nine months ended December 31, 2001, net cash used in operating activities was US$6,639,000, after adjusting for non cash items such as depreciation of property, plant and equipment including amortization of website development cost of US$2,150,000 and investments and goodwill written off amounting to US$6,629,000.

Net cash used in investing activities during the nine months ended December 31, 2001 was US$12,077,000, comprising principally of purchase consideration for India Abroad (net of cash acquired) of US$10,590,000 and payments to acquire property plant and equipment amounting to US$1,495,000.

Net cash used in financing activities during the nine months ended December 31, 2001 was US$862,000 as we repaid long-term debt.

We believe our cash balances and liquid assets, cash generated from future operations and our existing credit facilities will be adequate to satisfy anticipated working capital requirements, capital expenditures and investment commitments for the next twelve months. As business and market conditions permit, we may from time to time, invest in or acquire complementary business, products or technologies. These activities may require us to seek additional equity or debt to finance such activities, which could result in ownership dilution to existing shareholders, including holders of our ADSs.

Market Risks

Our primary market risk exposures are to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. We face foreign exchange risk from accounts payable to overseas vendors. This risk is partially mitigated as we have receipts in foreign currency from overseas customers and hold balances in foreign currency with an overseas bank. Our foreign currency sensitive instruments usually settle within a short period. As of December 31, 2001, we had approximately US$23 million of cash held in U.S. dollar denominated bank accounts. We face foreign exchange risk with respect to this cash, and in particular will have foreign exchange loss if there is an appreciation in the value of the rupee compared to the dollar.

The following table sets forth information about net foreign exchange exposure of Rediff's India operations as of December 31, 2001:

	As of December 31, 2001
	(In thousands)
Accounts payable in foreign currency primarily U.S. dollars	329
Cash balances held in U.S. dollars	23,316
Accounts Receivable in foreign currencies	3
Net foreign exchange exposure	23,648

We hold interest-bearing accounts outside India and fluctuations in interest rates have impacted the interest earnings for the nine months ended December 31, 2001. The interest rates in the United States have declined from approximately 5% in December 2000 to approximately 1.75% in December 2001. In future, our interest earnings may be affected by fluctuations in interest rates.

PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Securities Actions

- Khanna v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814. On April 16, 2001, Rediff, four of its officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li), and a group of investment banks that had acted as underwriters in our June 2000 IPO, were named as defendants in a class action lawsuit. The lawsuit alleges that our registration statement filed with the SEC contained misleading statements and omissions in violation of the Securities Act, the Exchange Act and SEC Rule 10b-5. The plaintiff class has been defined as all persons who purchased ADSs from the time of the IPO through April 14, 2001 and seeks unspecified damages.

- Several other class action lawsuits have been filed against us and other defendants stating substantially the same allegations as set forth in the Khanna action. As of the date of this Quarterly Report, we are aware of the following related lawsuits pending in the U.S. Courts:

  - David & Chaile Steinberg v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3471;

  - Thomas Karakunnel and Roger Steward v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3814; and

  - Anup Kumar Bhasin v. Rediff.com India Limited, et al., United States District Court of the Southern District of New York, Case No. SDNY 01CV 3593.

On May 11, 2001, we received from our underwriters in our IPO a demand for indemnification of the underwriters' legal fees and liabilities. Our board of directors resolved to indemnify the individual defendants (Messrs. Balakrishnan, Gupta, Warrier and Li) against their legal fees and liabilities, to the extent permitted under Indian law.

- On June 5, 2001, twenty-four companies, including Rediff, who had issued securities to the public, together with the investment banks who acted as underwriters in these initial public offerings, were named as defendants in the action of Shives et al. v. Bank of America Securities, LLC et al., a class action lawsuit filed in the United States District Court for the Southern District of New York. Also named as defendants in this lawsuit were four of our officers and directors (Ajit Balakrishnan, Nitin Gupta, Rajiv Warrier and Richard Li). Plaintiffs in this lawsuit allege that the underwriter defendants combined and conspired to inflate the underwriting compensation they received in connection with the initial public offerings of the defendant companies, to manipulate and inflate the prices paid by plaintiffs for securities issued in the initial public offerings and to restrain and suppress competitive pricing for underwriting compensation. Plaintiffs alleged claims pursuant to the U.S. Sherman Antitrust Act, the Clayton Antitrust Act, and the Securities Act against the underwriter defendants. The Plaintiffs further allege that the defendants, including Rediff and certain of its officers and directors, made material misstatements and omissions in violation of the Securities Act and the Exchange Act by concealing or failing to disclose the compensation earned by the underwriters in the initial public offerings.

Action Relating to Access to Pornographic Material

- Sunil N. Phatarphekar & Ors. v. Abhinav Bhatt and Ors., Mumbai High Court, Criminal Writ Petition No. 1754 of 2000. On June 21, 2000, Rediff, its directors and others (Ajit Balakrishnan, Arun Nanda, Abhay Havaldar, Sunil Phatarphekar, Charles Robert Kaye and Tony Janz) were named as accused in a criminal complaint (RCC Complaint Number 76 of 2000) filed by Mr. Abinav Bhatt, a 22 year old student before the Judicial

Magistrate, First Class, Pune, India, alleging commission of an offence under Section 292 of the Indian Penal Code, 1860, as amended ("IPC") for distributing, publicly exhibiting and putting into circulation obscene, pornographic and objectionable material. The Complaint alleged that we, through our web site "www.rediff.com", provided a search facility, which enabled Internet users to view pornographic, objectionable and obscene material. On November 27, 2000, the Judicial Magistrate passed an order in the Complaint holding that a prima facie case under Section 292 of the IPC had been made out against us and directed commencement of criminal proceedings against all the defendants. A criminal writ petition was filed in the High Court of Mumbai (Criminal Writ Petition Number 1754 of 2000) ("Writ Petition"), seeking among other relief the setting aside of the order of the Judicial Magistrate. The High Court of Mumbai in its order dated December 20, 2000, while granting ad-interim relief to the petitioners in the Writ Petition, stayed the order of Judicial Magistrate pending final disposal of the Writ Petition. The Writ Petition is currently pending before the High Court of Mumbai.

Actions Relating to ValuCom

- Sonnenschein Nath & Rosenthal v. Value Communications Corporation, et al., Circuit Court of Cook County, Illinois, Case No.01L1 4878. On November 16, 2001, ValuCom and the Previous Shareholders were named defendants in a lawsuit filed by SNR. SNR has filed the lawsuit against ValuCom and the Previous Shareholders for breach of contract and unjust enrichment. SNR claims that the Previous Shareholders have not paid their legal fees and expenses in connection with SNR's representation of the Previous Shareholders in respect of the sale to Rediff of all of the issued and outstanding capital stock of ValuCom held by the Previous Shareholders pursuant the Stock Purchase Agreement. SNR has sought judgment against ValuCom and the Previous Shareholders, jointly and severally, in the sum of US$381,576.66 and for pre-judgment interest through the date of judgment and for its costs and attorneys' fees and other appropriate relief. The court, in its order dated January 16, 2002, while allowing the defendants' motion to strike prayers for relief for recovery of attorneys' fees and costs, denied defendants' motion to dismiss the complaint for breach of contract and unjust enrichment. The matter is scheduled for hearing in early April this year. On behalf of ValuCom, the Company has served a notice in respect of indemnification from the Previous Shareholders pursuant to the terms of the Stock Purchase Agreement.

- In connection with the Company's acquisition of ValuCom, on March 23, 2001, the Company received notice of a potential claim by certain employees and selling shareholders of ValuCom claiming that the Company has failed to implement a stock option conversion plan allegedly required by the acquisition documents. The Company is currently in discussions with the representative of the selling shareholders in respect of such notice and as of the date hereof, the Company is not aware of any legal proceedings having been instituted against the Company by the complainants.

Actions Relating to Acquisition of India Abroad

- In connection with the acquisition of India Abroad in April 2001, we have been advised by a hold-out shareholder that he believes his shares in India Abroad are worth approximately US$1.2 million. We have disputed this assertion and have offered the claimant approximately US$50,000 for his shares. We do not know if this offer will be acceptable to the shareholder or if the shareholder will file a legal action against us if the matter is not resolved.

- Gujurat Samachar v. India Abroad Publications, United States District Court for the Southern District of New York, Case No. SDNY 00 Civ. 5852. This action was commenced against India Abroad in August 2000 and alleges the breach of a publication and distribution contract. Plaintiff claims, among other things, that India Abroad failed to pay royalties and other costs and expenses allegedly due under the contract. Plaintiff seeks damages, declaratory relief, costs and attorneys' fees. In December 2001, India Abroad received a jury verdict in its favor. The jury rejected the plaintiff's claims in their entirety and awarded India Abroad approximately US$280,000 on its counterclaims. On January 23, 2002, the plaintiff filed a notice of appeal. When Rediff acquired India

Abroad on April 27, 2001, the Company escrowed a portion of the purchase price as a reserve against this litigation. The Company believes that the reserve will be adequate to cover any potential liability against India Abroad and the litigation will not have a material adverse effect on the business of the Company.

Action Relating to Copyright Violation

IMI, an association claiming to represent 50 Indian companies, which allegedly own copyrights to sound recordings, filed a complaint with the Mumbai Police Department in February, 2000, alleging that Rediff was aiding and abetting violations of the Indian Copyright Act of 1957, as amended, because Rediff, through its website, provided links to websites containing downloadable music files copyrighted by IMI members. In July 2001, the Mumbai Metropolitan Magistrate issued bailable warrants concerning the complaint against certain of Rediff's directors: Ajit Balakrishnan, Abhay Havaldar and Arun Nanda. The warrants as against Havaldar and Nanda were promptly cancelled and the warrant against Balakrishnan was stayed and is expected to be cancelled. The matter appears to be in its preliminary stages and the Company is in the process of determining the underlying facts of the allegation. The Company will defend against the allegation vigorously and believes that the complaint is without merit and that it will not have a material adverse effect on the business of the Company.

The Company is also subject to other legal proceedings and claims, which have arisen in the ordinary course of its business. Those actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

ITEM 2. OTHER INFORMATION

In a press release dated January 24, 2002, Rediff announced its financial results for the third quarter of the fiscal year ending March 31, 2002 and indicated certain likely future financial trends and expectations for the last quarter of the fiscal year ending March 31, 2002. A copy of the related press release dated January 24, 2002 issued by Rediff is attached as Exhibit 99.1 and incorporated herein by reference.

As disclosed in a press release dated October 24, 2001 attached to Rediff's Quarterly Report for the quarter ended September 30, 2001 filed with the SEC on Form 6-K, Rediff appointed Rick Filippelli as its new CFO and Rajiv Warrier, Rediff's former CFO, assumed a business development role in Rediff. Effective January 1, 2002, Rajiv Warrier has left Rediff.

ITEM 3. EXHIBITS

99.1 Press Release dated January 24, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 31, 2002

REDIFF.COM INDIA LIMITED

By: /s/ Rick Filippelli
Name: Rick Filippelli
Title: Chief Financial Officer

rediff.com

Rediff.Com Reports 3.58 Times Increase In Revenue And A Decrease In Loss Per ADS To 6.1 Cents For The Third Fiscal Quarter

Mumbai, India, January 24, 2002: **Rediff.com India Limited (Nasdaq: REDF), one of India's leading Internet, communications and media companies serving Indians globally, both online and offline, today announced its financial results for the third fiscal quarter ended December 31, 2001.**

HIGHLIGHTS

- Revenues increased 3.58 times to US$6.26 million compared to the same quarter last year.
- Loss per ADS at the EBITDA level decreased to 6.1 cents or US$1.57 million for the quarter ended December 31, 2001, an improvement of over US$700,000 over the previous quarter.
- Operating expenses for the quarter ended December 2001 declined 16 percent to US$3.35 million compared to US$3.97 million in the previous quarter.
- Total registered users increased 17 percent over last quarter to record 15.3 million as of December 31, 2001.
- RediffValucom customers increased by 18 percent over last quarter to 64,500 users as of December 31, 2001.

"I am happy to state that our strong focus on integration of our acquisitions, effective cost reduction and diversifying revenue streams have enabled us to maintain our progress towards establishing ourselves as a profitable and growing business through a difficult global economic environment", said Mr. Ajit Balakrishnan, Chairman and CEO, Rediff.com India Ltd. "Although market sentiments are unlikely to reverse in the near future, we are committed to increasing our revenues while maintaining higher operational efficiencies both through existing businesses as well as complementary opportunities", concluded Mr. Balakrishnan.

Financial Results

Revenues for the quarter were US$6.26 million, an increase from US$6.08 million in the previous quarter ended September 2001 and US$1.75 million in the same quarter last year.

Gross Margin for the quarter was US$1.79 million up 6 percent from the US$1.69 million in the previous quarter and 57 percent from the US$1.14 million in the same quarter last year.

Net loss per ADS, at the EBIDTA level, before one-time charges, for the quarter was 6.1 cents or US$1.57 million compared to a loss of 8.9 cents or US$2.28 million in the previous quarter and 9.3 cents or US$2.39 million for the corresponding 2000 quarter on comparable basis.

Total operating expenses for the quarter were US$3.35 million, compared to US$3.97 million for the previous quarter and US$3.52 million for the same quarter last year. Depreciation for the quarter was US$0.52 million as compared to US$0.55 million in the previous quarter and US$0.26 million in the same quarter last year. After accounting for interest income and foreign exchange gain of US$0.34 million, the net loss for the quarter stood at US$1.47 million compared to US$8.82 million in the previous quarter that included US$6.53 million of goodwill and investment

write-offs and US$0.82 million for the same quarter last year, which included a foreign exchange gain of US$0.77 million.

Current financial figures include the operating results of our acquisitions, ValuCom and India Abroad, with effect from April 1, 2001 for ValuCom and April 27, 2001 for India Abroad.

Operating cash burn for the quarter decreased to US$1.4 million, compared to a cash burn of US$2.0 million for the previous quarter. Total cash and cash equivalents approximated US$27 million at the end of the December quarter.

Update on Financial Guidance for the Fiscal Year ending March 2002

The Company believes that the weakness in the US economy and expectations for a slower than expected economic recovery, will continue to put downward pressure on revenues in the coming quarter. This coupled with a sluggish growth rate in the Indian economy will put further pressures on various initiatives and revenue streams. The Company expects these difficult conditions to persist for the next few quarters in this calendar year thereby impacting revenues for this fiscal year. The Company expects revenue estimates for the full fiscal year to be approximately US$24 million.

Given the continued expectation of a slower than expected economic rebound, the Company cannot forecast with certainty whether it will breakeven by the end of the current March 2002 quarter. However, the Company is cautiously optimistic about achieving an EBITDA breakeven, before one time non-recurring charges, by the end of the current March 2002 quarter.

Conference Call Information

The Company will hold a conference call, hosted by Ajit Balakrishnan, CEO and Chairman, Nitin Gupta, President and COO and Rick Filippelli, Chief Financial Officer for investors today at 8:30 am Eastern Daylight Time. Investors will be able to listen and participate in the call by dialing a US/HK toll free number shortly before the scheduled start time. The number may be obtained from Debasis Ghosh at Rediff.com on +91-22-4449144 Extn.: 266.

About Rediff.com

Founded in 1996, Rediff.com India Ltd., (Nasdaq: REDF) is one of India's leading Internet, communications and media companies serving Indians globally, both online and offline. Through it's online and offline product and service offerings Rediff.com offers interest specific channels, local language editions, sophisticated search capabilities, online shopping, long distance calling cards and Internet based telephony services. It's news publication, India Abroad, is one of the oldest and largest South Asian weekly newspaper serving the Indian American community in the United States. The Company also provides users extensive Internet community offerings all tailored to the interests of Indians worldwide. Rediff.com has offices in New York, Chicago and New Delhi and is headquartered in Mumbai, India.

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to the slowdown in the US and Indian economies and in the sectors in which our clients are based, the slowdown in the internet and IT sectors world-wide, competition, success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, legal and regulatory policy, managing risks associated with customer products, the wide spread acceptance of the internet as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and it's subsidiaries may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Investor Relations Contact:
Debasis Ghosh
Rediff.com India Limited
dghosh@rediff.co.in
+91-22-444-9144 Extn.: 266.

tables to follow

FINANCIAL STATEMENT
October 2001-December 2001

All figures in US$ millions

	Quarter Ended		
	Dec-01	**Dec-00**	**Sep-01**
Revenue	6.26	1.75	6.08
Cost Of Revenue and Goods Sold	(4.47)	(0.61)	(4.39)
Gross Margin	1.79	1.14	1.69
Gross Margin %	**29%**	**65%**	**28%**
Selling & Marketing	(0.95)	(1.82)	(0.88)
Product Development	(0.77)	(0.79)	(1.22)
General & administrative	(1.63)	(0.92)	(1.87)
Total Operating Expenses	**(3.35)**	**(3.52)**	**(3.97)**
Operating EBITDA	**(1.57)**	**(2.39)**	**(2.28)**
Depreciation	(0.52)	(0.26)	(0.55)
One Time Charges			
Write off Investments / Goodwill		-	(6.53)
Interest Income	0.16	1.06	0.25
Foreign Exchange	0.18	0.77	0.46
EBT	**(1.74)**	**(0.81)**	**(8.66)**
Tax	0.27	**(0.01)**	(0.16)
PAT	(1.47)	(0.82)	**(8.82)**
EBITDA per ADS (US$)	**(0.061)**	**(0.093)**	**(0.089)**
PAT Per ADS (US$)	**(0.057)**	**(0.032)**	**(0.344)**

Note

- ***"EBITDA" and "PAT" per ADS is computed for each period based on the quarter end equivalent of 25.59 million ADSs.***